

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2023

William Lei Ding
Chief Executive Officer
NetEase, Inc.
NetEase Building
No. 599 Wangshang Road
Binjiang District, Hangzhou, 310052
People's Republic of China

> **Re: NetEase, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 27, 2023**
> **File No. 000-30666**

Dear William Lei Ding:

We have reviewed your August 4, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. We note your response to prior comment 3 regarding the proposed treatment of certain deposit arrangements "with original maturities of twelve months or fewer" as "cash" for purposes of Rule 3a-1 under the Investment Company Act of 1940. Based on the information you have provided to date, we are unable to concur with your position that these arrangements can be treated as cash items for purposes of Rule 3a-1. In this regard, we note that you have not provided a sufficiently detailed description of the material terms of the deposit arrangements, together with an analysis regarding why, specifically, such terms establish that the deposit arrangements may be treated as cash consistent with

applicable Commission or staff guidance. Please provide such description and analysis to the extent that you believe that it would establish that these deposit arrangements are eligible to be treated as cash items under the rule. Please also clarify whether you still believe the company is eligible to rely on Rule 3a-1 without treating the relevant deposit arrangements as cash items.

 You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology